Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Capsaicin Holdings, Inc.
1111 Brickell Ave, Suite 2000
Miami, FL 33131
http://drinksandinista.com/

Up to $999,996.30 in Common Stock at $6.90
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Capsaicin Holdings, Inc.
Address: 1111 Brickell Ave, Suite 2000, Miami, FL 33131
State of Incorporation: DE
Date Incorporated: September 17, 2019

Terms:

Equity

Offering Minimum: $9,998.10 | 1,449 shares of Common Stock
Offering Maximum: $999,996.30 | 144,927 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.90
Minimum Investment Amount (per investor): $248.40

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

First Week - Friends & Family 30% Bonus Shares.

Next 2 days - Friends & Family 20% Bonus Shares.

Next 4 days - Early Bird 10% Bonus Shares.

Next 2 days - Early Bird 5% Bonus Shares

Amount-Based Perks

$500+

Set of Sandinista branded bandana and stickers (Unique to Investors)

$1,000+

Sandinista T-Shirt with logo design, Sandinista embroidered hat.

$5,000+

2 Sandinista engraved sipping glasses.

$10,000+

5% bonus shares.

$20,000+

7% bonus shares + 1 dedicated Tasting Event with the Owner and Sandinista team with fellow $20K+ investors at one of our partner lounges. Plus 1 guest allowed.

$75,000+

10% bonus shares + cocktail-making class with one of our mixologists/bartenders. Flights & hotel are included and will be booked by the Sandinista team.

$100,000+

15% bonus shares + Trip to Mexico with fellow $100K investors and Sandinista owner team to meet with our Master Distiller. Flights & hotel are included and will be booked by the Sandinista team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***All levels include non-bonus share perks from lower levels.*

The 10% StartEngine Owners' Bonus

Sandinista, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$6.90/ share, you will receive and own 110 shares of Common Stock for $690.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Capsaicin Holdings, Inc. d/b/a Sandinista, is a Delaware corporation and is a collaboration between a group of former bartenders, professional snowboarders, and the oldest distillery in Guadalajara, Mexico, Tequilas Del Senor, founded in 1943 by Mr. Cesar Garcia Fernandez. Carefully distilled in small batches using the finest blue weber agave, the tequila is aged to Reposado for 4 months in virgin, flame-charred, French White Oak casks. Sandinista is crafted to be the smoothest spiced tequila in the world.

Emboldened by its sriracha, lime, and proprietary spice flavor, Sandinista Tequila is the true counter-culture revolution in flavored spirits. It is made with all-natural ingredients, sweetened with only Agave nectar, and made from 100% agave tequila.

Our Company IP holdings include multiple trademarks. The word Sandinista is a registered trademark of our company as well as the Agave and Swords logo, the Sandino Silhouette, and the phrase "The Spirit of Liberation".

Trademark links: https://tsdr.uspto.gov/documentviewer?caseId=sn88468453&docId=ORC20201227021352#docIndex=1&page=1

https://tsdr.uspto.gov/documentviewer?caseId=sn88166272&docId=ORC20200329031329#docIndex=1&page=1

https://tsdr.uspto.gov/documentviewer?caseId=sn88166225&docId=ORC20200329031327#docIndex=1&page=1

https://tsdr.uspto.gov/documentviewer?caseId=sn87575209&docId=ORC20200322032203#docIndex=1&page=1

Competitors and Industry

The global flavored spirits industry was valued at $384.2 billion in 2018 and is

estimated to reach $478.4 billion in 2025 (https://www.marketresearchfuture.com/reports/flavored-spirits-market-3574)

The flavored premium tequila landscape is highly fragmented with a handful of medium and large players. Our most significant competitors include Tanteo Tequila, Patron XO coffee liqueur, Fireball cinnamon whiskey, Screwball peanut butter whiskey, and Jagermeister. Our main competitors include flavored whiskeys, tequilas, and liqueurs.

The Sandinista flavor profile appeals to non-tequila drinkers in a similar fashion to Fireball's ability to appeal to non-whiskey drinkers. The sweet-sour- salty-spice creates a savory blend that leaves pallets in a complex frenzy. Where Fireball was once the anti-Jägermeister, Sandinista seeks to become the anti-Fireball.

Current Stage and Roadmap

Until 2021, Sandinista Tequila has been in the brand development phase. During brand development, the founders created a significant following for the brand among the action sports community, particularly among skateboarding and snowboarding. Sandinista Tequila has been featured backstage at the 2021 Winter X Games in Aspen, the 2020 Burton Snowboard US Open in Vail, and the 2019 DewTour in Breckenridge.

Scalability

Our company is highly scalable. We use best-in-class vendors with maximum scaling capacity. Our flavor provider is Archer Daniels Midland (NYSE: "ADM"), a multinational food supplier with annual revenues in 2019 of $64.6 billion https://en.wikipedia.org/wiki/ADM_(company). Our distiller, Tequilas Del Senor is the oldest distillery in Guadalajara, Jalisco, and the original distiller of Patron Tequila.

The first phase of sales focuses primarily on the ski towns of Colorado and California. We signed a 33-state distribution contract with Republic National Distribution Company ("RNDC"), the second largest liquor distribution company in the USA. https://en.wikipedia.org/wiki/RNDC_(Republic_National_Distributing_Company)

Over the next two years, we plan on significantly expanding our distribution relationship with RNDC into key markets including Miami, Denver, St. Louis, Austin, and Los Angeles. The product has received excellent reception in the market as exhibited by our 2020 SIP Awards Gold Medal in the flavored tequila category. As we emerge from a COVID environment, Sandinista Tequila is poised to expand into new markets and unleash the Spirit of LiberationTM to the United States and beyond.

Our Company IP holdings include multiple trademarks. The word Sandinista is a registered trademark of our company as well as the Sandino Silhouette, the Agave and Swords logo and the phrase "The Spirit of Liberation".

The Team

Officers and Directors

Name: David Larson

David Larson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September, 2018 - Present
  Responsibilities: David Larson is one of the original Founders, CEO, Treasurer, and Director of Sandinista Tequila. He has been working with the Company since 2018. Further, David boasts extensive executive experience in marketing and finance. Coming from a multi-generational food and wine heritage, Mr. Larson saw an opportunity to create a spiced tequila that would be driven in branding by action sports athletes, musicians, and artists. David does not take a salary at this time.

- **Position:** Treasurer
  Dates of Service: September, 2018 - Present
  Responsibilities: David is responsible for corporate liquidity, investments, and risk management related to the Company's financial activities.

- **Position:** Director
  Dates of Service: September, 2018 - Present
  Responsibilities: David maintains all seats on the board of directors and makes larger decisions for the Company.

Other business experience in the past three years:

- **Employer:** Newmark
  Title: Managing Director
  Dates of Service: August, 2010 - Present
  Responsibilities: Mr Larson Mr. Larson specializes in debt placement, investment sales, structured finance and buy-side advisory. He is adept in numerous real estate strategies, including real estate strategic planning, land use advisory, and debt capital markets execution. Since joining the firm, Mr. Larson has been involved in over $700 million in debt arrangement, investment sales, and structured finance transactions.

Name: Silvio Leal

Silvio Leal's current primary role is with Seagate Consulting. Silvio Leal currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: September, 2018 - Present
  Responsibilities: Mr. Leal has a long career of success in working with both entrepreneurial and large multinational companies including Moët Hennessy, Brown Forman, Duty Free Americas. He oversees strategic planning, brand development, operations management and business development. Mr. Leal also assists in marketing strategy and plan; commercial plan; budget forecasts. Developing and analyzing production and cost plans. Mr. Leal does not take a salary at this time.

Other business experience in the past three years:

- **Employer:** Seagate Consulting
  Title: President
  Dates of Service: January, 2009 - Present
  Responsibilities: Developing a portfolio of premium spirits of private label brands. Business Development Advisor for Latin American duty free and domestic markets. Mr. Leal implements brand launch strategies for the US market. He specializes in developing management programs of US distributors for suppliers.

Other business experience in the past three years:

- **Employer:** Siboney Wine & Spirits Merchants, Inc.
  Title: VP/Partner
  Dates of Service: November, 2008 - Present
  Responsibilities: Joint Venture Partner with NewsLink and Duty Free Americas in Miami International Airport retail shops.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the common equity shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one (1) year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of you or your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common equity shares in the amount of up to $999,996.30 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on approval from certain government regulations, such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations, which may vary on both the state and federal level. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell our product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Capsaicin Holdings Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Capsaicin Holdings, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Supplier risk

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS. FAILURE TO OBTAIN SATISFACTORY PERFORMANCE FROM OUR SUPPLIERS OR LOSS OF OUR EXISTING SUPPLIERS COULD CAUSE US TO LOSE SALES, INCUR ADDITIONAL COSTS AND LOSE CREDIBILITY IN THE MARKETPLACE. Although we believe we have a reliable source for a sufficient amount of tequila to meet projected demand for at least the next five to six years, we do not have long- term written agreements with any of our suppliers, and there can be no assurance we will be able to source adequate amounts of spirits or flavors at satisfactory terms and conditions in the future. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products or the loss of our existing suppliers could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to find suitable alternatives, our business could be negatively impacted.

Distribution Risk

WE DEPEND ON OUR INDEPENDENT WHOLESALE DISTRIBUTORS TO DISTRIBUTE OUR PRODUCTS. THE FAILURE OR INABILITY OF EVEN A FEW OF OUR DISTRIBUTORS TO ADEQUATELY DISTRIBUTE OUR PRODUCTS WITHIN THEIR TERRITORIES COULD HARM OUR SALES AND RESULT IN A DECLINE IN OUR RESULTS OF OPERATIONS. We are required by law to use state licensed distributors or, in 19 states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in each state we have opened a market; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

Inventory Risk

WE MUST MAINTAIN A RELATIVELY LARGE INVENTORY OF OUR PRODUCTS TO SUPPORT CUSTOMER DELIVERY REQUIREMENTS, AND IF THIS INVENTORY IS LOST DUE TO THEFT, FIRE OR OTHER DAMAGE OR BECOMES OBSOLETE, OUR RESULTS OF OPERATIONS WOULD BE NEGATIVELY IMPACTED. We must maintain relatively large inventories to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products' packaging, which would increase our operating losses and negatively impact our results of operations.

Intellectual Property Risk
OUR FAILURE TO PROTECT OUR TRADEMARKS AND TRADE SECRETS COULD COMPROMISE OUR COMPETITIVE POSITION AND DECREASE THE VALUE OF OUR BRAND. Our business and prospects depend in part on our ability to develop and maintain favorable consumer recognition of our brands and trademarks. Although we actively apply for registration of our brands and trademarks, such registrations may prove to be less protective of our rights than we believe is optimal and may be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know- how or recipes, the appeal, and thus the value, of our brand could be reduced, negatively impacting our sales and growth potential.

Contract Risk
WE MAY BE UNSUCCESSFUL IN OUR ATTEMPTS TO NEGOTIATE FAVORABLE CONTRACTS. As the Company seeks to develop its business, it expects to enter a broad range of material contacts, including but not limited to real property leases, construction or renovation agreements, spirits purchase agreements, spirits storage agreements and distribution agreements. There can be no assurance that the Company will be able to successfully negotiate such contracts on favorable terms, or at all, or that disputes and disagreements will not emerge with respect to proposed or executed contracts. The Company has entered into a number of fixed commitments with respect to the purchase and storage of spirits, the lease of office space and the engagement of various executives and employees. The Company's obligations under such agreements are generally fixed and the Company has limited right to terminate any contracts absent a breach of the contract by the counterparty.

The Chief Executive Officer does not currently receive a salary for his role with the Company and splits his time between working at Sandinista and another job.

David Larson, the CEO of Capsaicin Holdings, Inc. (Sandinista), does not currently receive a salary for his work at Sandinista and splits his time working between Sandinista and another company. Although David is the majority shareholder in Sandinista, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits his time. David may begin to take a salary as the Company ramps up operations, however, there is no guarantee David will be paid a salary for his work at Sandinista.

We have existing Intellectual Property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, multiple copyrights, two Internet domain names, and multiple trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The Company will need a significant amount of additional capital, which could dilute your investment.
For the Company to fully implement its business plan, it will need to obtain capital substantially in excess of its current capitalization and the proceeds of this offering, and no assurance can be given that the Company will be able to obtain such funds upon favorable terms and conditions, if at all. Failure to do so could have a material adverse effect on the Company’s business. Moreover, additional sales of securities and the issuance and exercise of convertible securities, such as options and warrants, may dilute the interests of stockholders and affect the value of the Company’s securities. The Company intends to raise additional capital through additional sales of securities. Such sales may be in the form of convertible promissory notes or other convertible instruments, shares of preferred stock, common stock, stock options, warrants or other securities that may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights, subject to applicable law. Such issuances and the exercise of any convertible securities (including stock options) will dilute the percentage ownership of the Company’s stockholders, may affect the value of the Company’s capital stock and could adversely affect the rights of the holders of such stock, thereby reducing the value of such stock. Moreover, any exercise of convertible securities may adversely affect the terms upon which the Company will be able to obtain additional equity capital, since the holders of such convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to it than those provided in such convertible securities.

Investors should not rely on the accuracy of forward-looking statements made by the Company.
To the extent that the Company or any of its officers were to provide any projections, financial forecasts, or other forward-looking statements to investors in this offering,

investors must recognize that any such forward-looking statements are based upon assumptions and estimates. The Company cannot make any representations as to the accuracy and reasonableness of such assumptions or the forward-looking statements based thereon. The validity and accuracy of those forward-looking statements will depend in large part on future events that the Company cannot foresee, and may or may not prove to be correct. Consequently, there can be no assurance that the actual operating results of the Company will correspond to any of the projections or forecasts. Accordingly, an investment in the Company should not be made in reliance on projections or forecasts prepared by the Company.

The Company faces early stage risks and other risks it has not yet identified.
The Company was first formed as a Delaware corporation on September 17, 2018. The Company has no significant operating history. No assurance can be given that the Company will operate profitably in the future. As an early stage company, the Company may experience under- capitalization, cash shortages, setbacks in employee recruitment or customer solicitation efforts, and other risks common to emerging businesses. No assurance can be given that the Company will be able to successfully implement any or all of its business plan, or if implemented, that it will accomplish the desired objectives of operation, expansion or creation of additional revenues and earnings.

The Company faces significant competition, including competition from companies with significantly greater resources than it has, and if the Company is unable to compete effectively with these companies, its market share may decline and its business could be harmed.
The liquor industry is already highly competitive and new competitors appear to be entering the market regularly. Many of the Company's competitors may have substantially greater financial, marketing, product development and human resources than the Company. Accordingly, even if the Company's products and services can be commercially marketed and implemented, and even if there is a large market for those products and services, there can be no assurance that the Company's products and services will be purchased or used by consumers at a rate sufficient for the Company to achieve its growth objectives. The Company's management recognizes that the Company will, therefore, be forced to compete primarily based on price, performance, quality, and other factors. Management believes that the ability of the Company to achieve sustained profitability will depend primarily on its ability to establish its brand and place its products in the hands of consumers, on the theory that market penetration will establish a platform for future market success, the development of brand recognition, and the opportunity to charge higher prices based on its history of success and brand identity. This approach requires that the Company's management perform at an extraordinary level and is fraught with risks, many of which are beyond the Company's control or ability to foresee.

The Company is highly reliant on third-parties.
The Company's ability to implement its business plan is entirely dependent on the ability of the Company to secure proper personnel, develop, market, and sell its products. Although the Company is creating contingency plans to replace its current

service providers in the event that the one fails to produce a functional product, the implementation of those contingency plans would not be seamless, would take time and would involve significant risk of failure.

The Company is dependent on its key personnel.
The ability of the Company to develop and market its products and to maintain a competitive position in light of market developments will depend, in large part, on its ability to attract and retain qualified personnel. Competition for such personnel is substantial, and no assurance can be given that the Company will be able to attract and retain such personnel. The Company is dependent in particular upon the services of its founders, David Larson and Silvio Leal. If either decide to withdraw from the management of the Company,, or otherwise became unable to dedicate their time to the development of the Company, it is not likely that the Company could replace them without very substantial disruption to the Company's business, which may lead to material adverse consequences for its operations and prospects.

The Company's founders will continue to control the voting stock.
The Company's founding shareholders currently own the vast majority of the Company's outstanding common stock and are expected to continue to own a majority of the voting control of the Company for the foreseeable future. As a result of this concentration of ownership, the founders will have the ability to elect the Board of Directors of the Company and determine most aspects of the Company's operations and transactions, subject only to the fiduciary duties and minority stockholder voting rights imposed by law or the Company's charter documents.

The Company does not intend to pay dividends.
The Company has not paid cash dividends on its capital stock to date and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company presently intends to retain future earnings, if any, to finance the expansion and growth of its business. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs and plans for expansion.

The Company is a private company and no market exists for the sale or resale of any debt or equity securities that you purchase.
No public market for any of the Company's debt or equity securities exists. A recognized market for the Company's securities may never develop and you therefore may not be able to liquidate your investment. The securities the Company is offering have not been registered under the Securities Act or applicable state securities laws, and are being offered in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. The securities subject to this offering can only be transferred or resold in a transaction registered under or exempt from the Securities Act and applicable state securities laws. Therefore, you may be unable to liquidate the investment and should be prepared to bear the economic risk of such investment for an indefinite period.

The Company's Directors have limited liability under Delaware law.

Pursuant to the Company's Articles of Incorporation and Delaware law, its Directors are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for: (i) liability in connection with a breach of the duty of loyalty; (ii) acts or omissions not in good faith; (iii) acts or omissions that involve intentional misconduct or a knowing violation of law; (iv) dividend payments or stock repurchases that are illegal under Delaware law; or (v) any transaction in which a director has derived an improper personal benefit.

You could lose your entire investment.

If the Company does not raise a sufficient amount of funds to implement and continue its business plan, including funds in excess of this offering, the Company may not be able to continue as a viable entity and you may lose your entire investment.

Risks Associated with Listing Maintenance

THE SALES OF OUR PRODUCTS COULD DECREASE SIGNIFICANTLY IF WE CANNOT SECURE AND MAINTAIN LISTINGS IN THE CONTROL STATES. In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Larson	718,634	Common Stock	60.7%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 144,927 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,208,288 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the Corporation's capital stock may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the Certificate of Incorporation

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company, or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights that are less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $47,843.00
  Number of Securities Sold: 1,498,367
  Use of proceeds: Brand development, inventory, operations, marketing, consulting, legal
  Date: June 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $266,000.00
  Use of proceeds: Brand development, marketing, consulting, inventory, legal, operations.
  Date: December 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Advisory Shares
  Final amount sold: $248,997.00
  Use of proceeds: Brand development, marketing
  Date: May 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $131,424.45
  Number of Securities Sold: 24,487
  Use of proceeds: Brand development, inventory, operations, marketing, consulting, legal
  Date: July 22, 2022
  Offering exemption relied upon: Public Offering cured by rescission

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our first three years of operations we focused on brand development and product development. Our company put additional investment into brand development before our launch to increase our ability to differentiate our brand against the competition. We achieved significant pre-launch brand growth through alliances with action sports athletes, artists, and musicians. We anticipate the company can operate for six months with no revenue.

Foreseeable major expenses based on projections:

Our major expenses going forward will be comprised primarily of inventory costs, salaries, and marketing.

Future operational challenges:

Future operational challenges could result if our product fails to achieve the sales projections we are expecting. Additionally, we face significant market competition and the development and commercialization of spirits are highly competitive.

Future challenges related to capital resources:

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's high-growth strategy. Even if we sell all of the common shares offered in this Offering, the Company will need to procure funds in addition to the amount raised in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Future milestones and events:

Our plan is to achieve a positive cash flow within the next four years. Our 2023 Revenue goal is $480,000. 2024 Revenue goal is $1,500,000. 2025 Revenue goal is $3,000,000.

We plan on expanding from Colorado to California, Florida, Texas, and Missouri in the next 24 to 36 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Our current cash on hand is approximately $40,000. This number is generally consistent on an ongoing basis and has been funded through existing partner contributions. We currently have a credit line of $25,000 with US Bank. This credit line has an outstanding balance of $5,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Our current investors in the Company have the financial capacity to increase their investment. While the Company considers the funds raised in the StartEngine campaign to be critical to future operations, the current investor base of the company has the capacity to fund additional capital into operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The current business plan for the Company depends on the funds raised from the StartEngine campaign. Of the total funds that our company has, the vast majority ~90% will be made up from the crowdfunding campaign. If crowdfunding attains less than our Company expectations, we will attempt to raise funds through other relationships and sources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Minimum is raised, we will be able to operate our company for one month. Under this circumstance, the Company would undergo a capital call to its existing investor base to raise needed funds for operations. Under the minimum raise scenario, our monthly burn rate will be approximately $8,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If we successfully raise our Maximum funding goal, our company will be able to operate for approximately two years without additional capital required. Our monthly burn rate will be approximately $30,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our company is currently in talks with a number of liquor/spirit holdings companies. We anticipate our next capital raise to come via an agreement with a regional, national, or multinational liquor/spirit holdings company.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,337,187.20

Valuation Details:

The possession of a world-class marketing brand, and strategic assets and relationships to leverage the branding and quality product to fulfill that market.

A national distribution contract with Republic National Distribution Company, the second largest liquor distributor in the USA, allowing for immediate scalability of the brand. As we scale up production we anticipate this exclusive distribution contract to expand to cover 33 States (currently covers Colorado).

A 50-state supplier contract with Park Street Imports, LLC.

Silvio Leal, former CEO of 10 Cane Rum is COO for the Company.

Vendor contracts with multinational corporations for both flavors and bottle production.

Distillery partnership with the oldest distillery in Guadalajara, family owned since 1943.

The intellectual property and recipe held by the company.

The awards of federal and local permits.

The 3 years of sweat equity of the founding members.

Existing investments from previous investors.

The press coverage and social media presence include a critical mass of professional snowboarders and skateboarders who advocate our brand on their pages.

Overwhelmingly positive feedback from the spirit industry including Ted Collins, Miami New Times Bartender of the Year 2017.

This valuation has been calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The company has no options, warrants, or other securities with a right to acquire shares outstanding. In making this calculation, the Company has not assumed that any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If we reach our minimum goal, we will reinvest all of our capital toward fundraising.

If we raise the over allotment amount of $999,996.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  This will be spent on grassroots campaign initiatives, events, social media content creation and sales

- *Inventory*
  15.0%
  This will be spent on production and inventory for distribution

- *Company Employment*
  25.0%
  This will provide salaries for the CEO and other personnel.

- *Operations*
  10.0%

This will provide funding for operations as we increase sales.

- *Legal Fees/Professional Services*
  6.5%
  We will use these funds to pay attorneys fees and professional services.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://drinksandinista.com/ (https://drinksandinista.com/financials/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Capsaicin Holdings, Inc.

[See attached]

CAPSAICIN HOLDINGS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Capsaicin Holdings, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Capsaicin Holdings, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 13, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

CAPSAICIN HOLDINGS, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 7,193	$ 390
TOTAL CURRENT ASSETS	7,193	390
OTHER ASSETS		
Intangible assets	155,515	89,221
TOTAL ASSETS	$ 162,708	$ 89,611

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	-	-
SHAREHOLDERS' EQUITY		
Common stock, see note 3	150	148
Additional paid-in capital	17,693	11,538
SAFE obligations	266,000	171,000
Accumulated deficit	(121,135)	(93,075)
TOTAL SHAREHOLDERS' EQUITY	162,708	89,611
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 162,708	$ 89,611

See independent accountant's review report and accompanying notes to financial statements.

CAPSAICIN HOLDINGS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Amortization expense	8,829	4,404
Advertising and marketing	774	33,000
General and administrative	8,875	2,925
Legal and professional fees	3,357	12,134
TOTAL OPERATING EXPENSES	21,835	52,463
NET OPERATING LOSS	(21,835)	(52,463)
OTHER INCOME/(EXPENSES)		
Interest expense	(6,225)	(571)
TOTAL OTHER INCOME/(EXPENSES)	(6,225)	(571)
NET LOSS	$ (28,060)	$ (53,034)

See independent accountant's review report and accompanying notes to financial statements.

CAPSAICIN HOLDINGS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, JANUARY 1, 2020	1,448,112	$ 145	$ 202	$ 60,000	$ (40,041)	$ 20,306
Issuance of common stock	30,730	3	11,336	-	-	$ 11,339
Issuance of SAFE obligations	-	-	-	111,000	-	$ 111,000
Net loss	-	-	-	-	(53,034)	$ (53,034)
ENDING BALANCE, DECEMBER 31, 2020	1,478,842	$ 148	$ 11,538	$ 171,000	$ (93,075)	$ 89,611
Issuance of common stock	19,525	2	6,155	-	-	$ 6,157
Issuance of SAFE obligations	-	-	-	95,000	-	$ 95,000
Net loss	-	-	-	-	(28,060)	$ (28,060)
ENDING BALANCE, DECEMBER 31, 2021	**1,498,367**	**$ 150**	**$ 17,693**	**$ 266,000**	**$ (121,135)**	**$ 162,708**

See independent accountant's review report and accompanying notes to financial statements.

CAPSAICIN HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (28,060)	$ (53,034)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	8,829	4,404
Increase (decrease) in liabilities:		
Accounts payable	-	(22,782)
CASH USED FOR OPERATING ACTIVITIES	(19,231)	(71,412)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(75,123)	(57,615)
CASH USED FOR INVESTING ACTIVITIES	(75,123)	(57,615)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	6,157	11,339
Issuance of SAFE obligations	95,000	111,000
CASH PROVIDED BY FINANCING ACTIVITIES	101,157	122,339
NET INCREASE IN CASH	6,803	(6,688)
CASH AT BEGINNING OF YEAR	390	7,078
CASH AT END OF YEAR	$ 7,193	$ 390
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 6,225	$ 571
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

CAPSAICIN HOLDINGS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMER 31, 2021 AND 2020
(unaudited)

1. Summary of Significant Accounting Policies

The Company
Capsaicin Holdings, Inc. dba Sandinista (the "Company") was incorporated in the State of Delaware on September 17, 2018. The Company specializes in producing a Sandinista tequila with flavors of agave, lime, sriracha and a secrete company spice mix that can be used as a shot or added to mixed drinks. Additionally, the Company has merchandise of t-shirts and pom ski hats to promote the Sandinista tequila.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations issued and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the Tequila.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Intangible Assets

The Company accounts for intangible assets (including trademarks, intellectual property and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $8,829 and $4,404 for the years ended December 31, 2021, and 2020, respectively.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Florida.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling Sandinista Tequila. The Company's payments are generally collected upfront. For the years ending December 31, 2021, and 2020, the Company recognized nil in revenue, respectively.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 3,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, 1,498,367 and 1,478,842 shares have been issued and are outstanding.

3. Equity (continued)

SAFE Obligations
During 2019 - 2021, the Company entered into a total of $266,000 of SAFE obligations, with third parties. These notes have no maturity dates. The terms of the agreements provide investors the right to future equity in the Company. The valuation cap on the agreements entered into are $6,000,000 with 20% discount rates.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on September 17, 2018 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5. Subsequent Events

Issuance of Common Stock
In 2022, the Company converted all outstanding SAFE obligations, and common shares into 1,183,801 shares of common stock in exchange for $30,000 in cash and conversion of the outstanding SAFE obligations of $266,000.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in sales of common stock. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 1% - 13% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through June 6, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sandinista Tequila is not live or open to the public at this moment.

INVEST IN SANDINISTA TEQUILA TODAY!

The Spirit of Liberation

Sandinista is a tequila reposado flavored with lime, sriracha, and a proprietary blend of spices. We created a new category of highly differentiated tequila. Designed from the grou...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

REASONS TO INVEST

- Rare opportunity to invest at the ground floor of the world's first sriracha flavored tequila. Sandinista is backed by a 33 state distribution contract with the second largest wine/spirit distributor in the United States, Republic National Distributing Company (RNDC).
- An investment into Sandinista provides access into a high growth market. The tequila category has been increasing at a rate of 9% every year for the last three years with companies selling at multiples as high as 20x on gross revenues.
- Sandinista Tequila aims to be the Red Bull of the liquor/spirit industry. Sandinista's founding partners include numerous action sports athletes. The accomplishments of our riders include multiple X Games medalists, US Open Championships, and the coveted Transworld Snowboarding Rider of the Year award.

Invest Now
$6.90 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$248.40	$8.34M

OVERVIEW

A Reposado that Embodies the Spirit of Liberation®


SANDINISTA

Legend has it, in the late 90s, a bartender in St. Louis, Missouri named Doug Morgan concocted what everyone in town considered "the bartender's shot".


SANDINISTA!
THE CLASH

Mixology wasn't yet popular at the time, and he was tired of serving the same old sweet shots. So, he decided to experiment with a few ingredients from the kitchen. A combination of Tequila Reposado, Sriracha hot sauce, lime and an imaginative spice blend created what would become known among St Louis bartenders as… the Sandinista shot!

Bartenders would say, "It makes you feel like a Nicaraguan revolutionary!", referring to the spirit of the 1930's Nicaraguan uprising. As Doug Morgan remembers, the Clash album, 'Sandinista!' was playing on repeat the night the drink was created. The legendary flavored tequila drink left its mark in the hearts and minds of local St. Louisans, and thus, the inspiration for Sandinista Tequila was born.


SANDINISTA

THE MARKET

The Demand for Tequila-Based Drinks is Ever-Growing, as They are Favored by US Consumers

The tequila category has been increasing at a rate of 9% every year for the last three years and has gained even more momentum during the pandemic, with sales continuing to impress at retail and ecommerce platforms (Source). Tequila is the "favorite liquor base for cocktails in the US", by 44% (Source) and the category is forecasted to continue to grow, having been highlighted as the next category to watch (Source).


Supplier gross revenue of tequila in the United States from 2004 to 2021 (in million U.S. dollars)
Supplier gross revenue in million U.S. dollars
6,000
5,000
4,000
3,000
2,000
1,000
0
1,068
1,189
1,403
1,550
1,597
1,645
1,710
1,800
1,882
2,030
2,111
2,311
2,485
2,731
3,010
3,382
3,969
5,162
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Source
DISCUS
© Statista 2022
Additional Information:
United States; DISCUS; 2004 to 2021

Consumers are demanding more sophisticated blends of hot spice and flavor (Source) and bartenders are increasingly seeking brands that are mixable yet unique and allow for experimentation.

TEQUILA COMPANIES ARE SELLING AT MULTIPLES AS HIGH AS 20X ON ANNUAL REVENUES

While most company acquisitions are calculated on annual net profit, tequila brands are currently selling on multiples of top line revenue. Casamigos tequila recently sold in 2017 at a 20X multiple on top line revenue.

The massive sales of alcohol companies are expanding to soft drink companies as evidenced by Energy drink maker Monster Beverage Corp entering the alcoholic drinks market through a $330 million deal for craft beer and hard seltzer producer CANarchy Craft Brewery Collective LLC.

Aviation Gin Company and Davos Brands, co-owned by actor Ryan Reynolds, sold for $610 million in 2020. The actor became a partner in the Portland, Oregon-based Gin company just two years before the sale. Where other alcohol companies utilize celebrities to develop their brands, Sandinista captures the tribes of action sports athletes, musicians, and artists who work with us to grow the brand as their own.


2020 SIP AWARDS
GOLD MEDAL
SANDINISTA


SANDINISTA
SANDINISTA
TEQUILA

NATIONAL DISTRIBUTION CONTRACT

We signed a national distribution contract with Republic National Distributing Company (RNDC), the second largest liquor/spirit distributor in the United States. Our distribution network gives us a significant competitive advantage above other craft spirits who rely on a network of smaller, regionally based distributors. Our contract with RNDC grants RNDC the exclusive right to distribute our product within their entire footprint within the USA. The contract currently covers Colorado and as we ramp up production we anticipate expanding distribution under the contract to up to 32 other states.

Park Street Imports, LLC (“Park Street”) is our supplier and importer for all 50 states in the USA. We currently have a distribution agreement for on and off-premise sales in Florida, New York, New Jersey, and California with Park Street.


SANDINISTA DISTRIBUTION
PARK STREET DISTRIBUTION
RNDC CONTRACTED DISTRIBUTION TERRITORY

FOUNDING PARTNERS

Our Founding Partners Include Some of the World's Best Action Sports Athletes

Our product branding is driven by the belief that action sports and action sports athletes are the catalyst behind the meteoric growth of many drink brands including Red Bull, Rockstar, and Monster Energy. We believe Sandinista is the first liquor/spirit to unite the tribes of action sports, live music and street art.


SANDINISTA TEQUILA
SRIRACHA LIME

We created a program that exchanges equity in our company for endorsement partnerships with many of the world's top professional snowboarders, musicians, and artists. The accomplishments of our riders include multiple X Games medalists, US Open Championships, and the coveted Transworld Snowboarding Rider of the Year award. Our Riders have an ownership interest in the company and promote Sandinista with the goal of growing the brand.


JENISE SPITERI
SANDINISTA
SANDINISTA

FOUNDING PARTNER SNOWBOARD TEAM



MIKKEL BANG

Riding arctic Norwegian forests must have instilled a vision of the future in Mikkel. Winner of Gold & Bronze at 2021 Red Bull Natural Selection Tour in Jackson Hole & Alaska, his video parts showcase his raw style & power applied to backcountry terrain, dropping lines & blowing minds winter after winter.



CHAD OTTERSTROM

is a winner of the coveted Transworld Snowboarding Rider of the Year & an owner of Breckenridge, CO based Academy Snowboards. Of all of the talented snowboarders in Summit County and Colorado, Chad stands out for the stylish & energetic lines he shreds off of near some of the state's most aesthetically amazing peaks.



LUKE MITRANI

is a rare example of someone living their second dream. He spent most of his life as a professional snowboarder, made the US Snowboarding Team at age 12, and was a hopeful for the 2014 Olympic gold. Luke is now a successful musician with multiple songs streaming millions of listens on Spotify.



DORAN LAYBOURN

is a snowboarder and film producer who shreds purely because he loves it. His 2020 film, At Home with the Homies streamed over 300,000 views on YouTube. Sandinista will be a featured sponsor in his 2022 film.



JENISE SPITERI

is the first and only member of the Malta National Snowboard Team. A recent transplant to Breckenridge, she moved from Mammoth to Breck for training in the halfpipe. It's part of her push to qualify for the 2022 Olympics. Jenise is an active vlogger and Youtuber with a large, highly engaged following.

THE PROBLEM

Consumers Want better, More Enticing Ready-to-Drink Options


SANDINISTA

Bartenders and consumers are constantly looking to explore new cocktails and drinking options. Many desire the more complex, exciting serves, but are not necessarily wanting to invest the time or effort in making it. Most flavored liquors are overly sweetened and made of low quality ingredients.

THE SOLUTION

Sandinista is an Exciting and Refreshing Option that can be Consumed in a Variety of Ways



The ready-to-drink (RTD) category has exploded with options, but none of these quite compare to our 80-proof spirit that can be taken as a shot, enjoyed on the rocks or used with a simple mixer, to take your cocktail experience to the next level. Sandinista also allows consumers to create their own unique spins on simple classic cocktails like the margarita, bloody maria and even an Old Fashioned.


SANDINISTA

FRESHIE

- 2 ounces Sandinista Tequila
- 2.5 ounce pineapple juice
- 1 dash sriracha hot sauce
- Garnish: Diced or muddled jalapeño
- and cucumber; lime wedge



OLD FASHIONISTA

- 2 ounces Sandinista Tequila
- 1 teaspoon agave nectar
- 2 dashes Angostura bitters
- Garnish: Flamed orange peel
- Garnish: Dark cherry



MARGARISTA

- 2 ounces Sandinista Tequila
- 1 ounce lime juice, freshly squeezed
- 1/2 ounce agave nectar or simple syrup
- Garnish: Salt rim


SANDINISTA

BLOODY MARISTA

- 2 ounces Sandinista Tequila
- 4 ounces tomato juice
- 1/2 ounce lemon juice
- 1/2 tablespoon horseradish
- 2 dashes Tabasco sauce
- 2 dashes sriracha hot sauce
- 1 pinch celery salt
- 1 pinch ground black pepper
- Garnish: Lime wedge
- Garnish: Lemon wedge
- Garnish: Cucumber spear
- Garnish: Sweet pepper slices


SANDINISTA

Our tequila-based spirit exhibits a smooth, semi-sweet upfront with a spicy kick at the end. Notes of citrus round out the taste profile making it refreshing and sessionable. Sandinista is delicious not only as a shot. As the smoothest, 80 proof spiced tequila in the market, it is one of the most versatile cocktail base spirits around. Its complex flavor profile allows bartenders to create intricate cocktails using basic ingredients.

FARMING AND PROCESS

Our 100% blue weber agave tequila is organically grown, certified Kosher, and naturally flavored. The agave is farmed deep in the highlands of Jalisco, Mexico. After maturing for seven years, the agave hearts are brought to our solar powered distillery to be crafted. The tequila is aged for four months in virgin French oak casks. We then take our premium organic tequila and combine it with all-natural flavors of sriracha, lime and our secret spice blend.



Our distillery is the oldest in Guadalajara, Mexico, owned by the Garcia family since 1943, and makers of some of the finest tequilas in the world. Our production process from the distillery to the agave fields is completely organic, completely sustainable. Our agave is harvested the old-fashioned way by jimadors and mules. We compost all of the leftover agave to produce our own organic soil.




100% Blue Weber Agave
80 PROOF
SANDINISTA


TRADITIONAL AUTOCLAVE DISTILLATION PROCESS

The agave pinas are slow cooked in an autoclave for 16 hours, cooking evenly through the heart of the agave. Our distiller uses a traditional process dating back to 1943. First applying steam to the agaves, then a purge, which allows the dust and wax to run off the outside of the cut pinas.

After additional cooking, another purge is done to allow the bitter juice to exit, followed by 5 more hours of steam after a long and slow cooking, with the heat already present in the autoclave. The result is a tequila with a cleaner, very crisp finish with raw agave notes.




SANDINISTA
SRIRACHA ✕ LIME ✕ SPICE BLEND
100% AGAVE TEQUILA REPOSADO
TEQUILA WITH NATURAL FLAVORS ADDED

SUSTAINABLE PRODUCTION AND PACKAGING

Our brand strives for sustainability in production as well as packaging. Our bottle is designed to fit in the well behind the bar with an easy peel off label that allows bartenders to repurpose the bottle as a container for mixers and simple syrups. Each case of Sandinista Tequila features eight pop out cardboard coasters and our bottle label can be upcycled into a sticker.

OUR TRACTION

Uniting the Tribes of Action Sports, Live Music, and Street Art with our Award-Winning Sriracha Tequila



OCT 31ST | 8PM
HALLOWEEN PARTY
FEATURED COCKTAIL
RED BULL YELLOW EDITION (TROPICAL) & SANDINISTA TEQUILA (SRIRACHA & LIME)
SANDINISTA TEQUILA LIME
FEATURING
KID KAMILLION + DJ KEMISTRY
THE YELLOW EDITION
Red Bull
Mi Chola

Our tequila is the first sriracha flavored tequila on the market. We are gold medal winners of the 2020 SIP awards, the only internationally recognized consumer judging spirits competition.

Through partnerships with former U.S. Snowboard team member Luke Mitrani, Sandinista was featured back-stage at multiple major snowboard and events, including the 2021 X Games and the 2020 Burton US Snowboard Open.

In keeping with the spirit of Red Bull's original grassroots guerilla marketing campaign, Sandinista is launching the brand by creating exposure through action sports and music festivals.

Our October and November events included Chad Otterstrom's Summer is Dead party at RMU Breckenridge, the Stimulus movie premier at Brooklyn's Tavern and the Haunted Hacienda at Mi Chola Aspen. We will be featured at multiple Winter X-Games Parties. We are available on-menu and as a "To Go Cocktail" at the bottom of Gondola 1 in Vail at 7 Hermits Brewery.

RED BULL HAUNTED HACIENDA - MI CHOLA, ASPEN




THE WORLD IS OUR STAGE
AFTER STREAMING MILLIONS OF SPOTIFY PLAYS DURING COVID, LUKE MITRANI IS PLANNING A US TOUR FOR 2022. WE WILL BE ALONGSIDE LUKE AT MUSIC FESTIVALS ACROSS THE COUNTRY IN 2022 AND BEYOND.

NOTABLE ON PREMISE COLORADO LOCATIONS

In a brief one month period, our sales team has secured on-menu placements at a number of the most notable mountain restaurants and bars of Vail, Aspen, and Breckenridge.

WHAT WE DO

Delivering One-Of-A-Kind Tequila to Consumers, Through Partnerships with the Action Sports and Music Festival Community

Sandinista Tequila is a collaboration between a group of former bartenders, professional snowboarders, and the oldest distillery in Guadalajara, Mexico. Sandinista is crafted to be the smoothest spiced tequila in the world, using a proprietary recipe of organic spices and flavors. Carefully distilled in small batches using the finest blue weber agave, the tequila is aged for 4 months in virgin, flame charred, French White Oak casks.


SANDINISTA


We focus our marketing efforts on supporting and connecting our target market through grassroots music festivals and action sports event sponsorships. We capitalize on social media by creating a brand that directly speaks to its consumer base. We are planting seeds to create a critical mass of synergy between our tequila and action sports, with an initial emphasis on snowboarding and skateboarding.


SANDINISTA
THE Spirit OF
LIBERATION

SCALABLE AND SUSTAINABLE

Sandinista Tequila is fundraising right now because we see an amazing opportunity to create a new category of highly differentiated tequila. Our company is assembled and designed to be both sustainable and scalable. We have brand partnerships with major distributors and vendors, while also utilizing organic farming practices and all-natural flavors. Our flavor formula is provided by one of the largest flavor companies in the world, Archer Daniels Midland, and our distributor, RNDC is the second largest liquor/spirit distributor in the United States.



BRANDING THE SPIRIT OF LIBERATION:
INTELLECTUAL PROPERTY AND TRADEMARKS

Our brand development team focuses on the creation of easily identifiable, ubiquitous images that distinguish our logo apart from the competition. The Spirit of Liberation, Agave and Sword, and emblazoned Sandino are all REGISTERED TRADEMARKS of our Company.

SPIRIT OF LIBERATION	SANDINO SILHOUETEE	AGAVE AND SWORDS
THE SPIRIT OF Liberation ★★★		

OUR BOTTLE


SIP AWARDS
2020
GOLD
SANDINISTA

DESIGNED TO "GLOW" ON A BACKLIT BAR BY CAPTURING THE NEGATIVE SPACE AROUND THE EMBLAZONED SANDINO IMAGE, THE ORIGINAL INSPIRATION BEHIND THE SPIRIT OF LIBERATION. THE BOTTLE LABEL IS TEXTURED TO MIMIC WOOD FROM THE ORIGINAL GRAFFITI ART ON A LIGHTPOST. THE TEQUILA STANDS OUT WITH ITS ORANGE HUE, DERIVED FROM THE ALL NATURAL SRIRACHA FLAVORS.



Our bottle is designed to fit in the well behind the bar with an easy peel off label that allows bartenders to repurpose the bottle as a container for mixers and simple syrups. Each case of Sandinista Tequila features eight pop out cardboard coasters and our bottle label can be upcycled into a sticker.


THE SPIRIT
OF
Revolution

ONLINE DIGITAL MARKETING PROGRAM

On the marketing front, we have launched an online store and hired industry-leading specialists to help us drive our digital marketing and other key marketing programs such as SEO-optimized content, email funnel marketing, trade PR, social media marketing. Our tequila is now available for purchase in 40 states as of via our online store. We have an active ongoing social media marketing and sales campaign via a partnership with a major data analytics and marketing company.


Free Shipping
ON FIRST PURCHASE
PROMO CODE:XX


Sandanista_Cut5
Scott Barber
01:00
vimeo

We also have an at-home drinking marketing strategy, whereby we are partnering with bartenders to create 'how-to' video content to both promote at-home drinking occasions and support bartenders across the country via Instagram. Ted Collins, "Miami New Times Bartender of the Year" for 2017 is our first featured bartender.


Sandinista Tequila
Watch later
Share
Watch on YouTube
SANDINISTA



WHY INVEST

Sandinista is Unique in its Approach and Offering, and is Highly Scalable with its Large Distribution Network

In an industry that is seeing a large number of artisanal, craft, and small batch startups, Sandinista stands out as a highly scalable, easily differentiated, ultra-premium flavored tequila that successfully leverages a significant grass roots campaign movement on a minimal budget.

We are one of a select few, pre-revenue spirit companies serviced by a national distributor. Our distribution contract with Republic National Distributing Company (RNDC) provides us with a significant competitive advantage over other craft spirits that rely on smaller distribution networks. Become our investor as we grow our company to become the first action sports branded spirit and the first sriracha flavored tequila, "The Spirit of Liberation."

THE VISION

Our goal is to unite the tribes of action sports, live music and street art. In 5 years we hope to redefine the liquor and spirit industry's relationship with action sports.

Part of our tribal guerilla marketing strategy will involve supporting non-profits and activists with interests that align with the multitude of tribes that make up the Sandinista target audience. We began our non-profit outreach with skate parks, providing them with assistance. We have also created an alliance with the Lion Project, Denver. A non-profit that helps orphans obtain adopted parents by creating a video media to share their story.



ABOUT

HEADQUARTERS
1111 Brickell Ave, Suite 2000
Miami, FL 33131

WEBSITE
View Site

Sandinista is a tequila reposado flavored with lime, sriracha, and a proprietary blend of spices. We created a new category of highly differentiated tequila. Designed from the ground up to be highly scalable and sustainable, our suppliers and distributors have national and international capacity. Our organic tequila is kosher and distilled in small batches.

TEAM

David Larson
CEO, Director and Treasurer

David Larson is the founder of Sandinista Tequila. Coming from a multi-generational food and wine family heritage, Mr. Larson saw an opportunity to create a spiced tequila that would be driven in branding by action sports athletes.

In addition to his work in creating Sandinista, he is adept in numerous real estate strategies, including real estate strategic planning, land use advisory, and debt capital markets execution. Mr. Larson has been involved in over $700 million in debt arrangement, investment sales, and structured finance transactions.

Silvio Leal
Partner & COO

Mr. Leal has spent his career working with small entrepreneurial companies and large multinational companies like Moët Hennessy, Brown Forman, Duty Free Americas, on strategic planning, new business development, and brand development projects.

Education

University of Pennsylvania, Wharton School, Executive Management

Northwestern University, Kellogg, Consumer Marketing

Boston University, School of Management

Miami Dade College

Hours worked per week: ~20

Luke Mitrani
Partner

Luke Mitrani is a rare example of someone living their second dream. He spent most of his life as a professional snowboarder - made the US Snowboarding Team at age 12, and was a hopeful for the 2014 Olympic gold. Luke, his brother Jack Mitrani, and fellow snowboarders Shaun White and Mikkel Bang always brought guitars along on snowboard trips. Their creativity and talent transferred, and they all pushed each other in their musical abilities, as well as their snowboarding.

Luke's life drastically changed during an Olympic qualifying event in New Zealand, where he had one of the worst crashes that the snowboarding world had ever seen. During his recovery, he came to understand the full healing power that music has, and turned a career ending moment into an opportunity.

Luke has been instrumental in connecting the Team at Sandinista to the world of both professional snowboarding and live music.

Hours worked per week: ~5



Anya Strauss
Partner

Anya Strauss is based in Vail, Colorado. Ms. Strauss is spearheading the Company's mountain rollout in the Colorado market and her reach extends to California and Florida through her extensive network. She has produced numerous large-scale events with leading liquor and beverage sponsors deploying creative activations with measurable results.

Some of her most notable client work has been with Sprite, NBA, New Belgian Fat Tire, Monster Energy, Scion, and Denver Zombie Crawl. Anya also knows the distribution side of the business, representing a diverse portfolio in the Vail Valley. She brings unique business development opportunities with creative strategy and the ability to execute thanks to her dynamic background. Anya is fluent in Spanish and her partner is professional snowboarder Danny Kass.

Hours worked per week: ~30



Kent Tran
Partner

With over 23 years of entrepreneurial experience Kent has honed a unique array of skills to create a blend of leadership, knowledge, and vision that is second to none. Architecting a workflow data model for the over 300 billion dollar healthcare industry from the ground up, analyzing business processes across vertical markets.

In 2017, Kent acquired a majority position in a traditional brick & mortar grocery store. He has grown his inventory and sales to a multi million dollar e-commerce business and is continuing to scale the operation to a 10 million dollar gross annual sales within 5 years of starting. Kent understands the importance of positioning products locally as well as globally. He is bringing his expertise to Sandinista with a strong commitment, thorough planning, product development, and execution for success.

Hours worked per week: ~20



Michael Delano
Partner

Michael and his wife Mary Delano have worked with Sandinista since the conceptual inception, helping to craft the liquid, as well as develop the strategy for the brand.

Michael has over 15 years of experience in commercial and sports project management, specializing in operational and logistics planning. Michael's wife, Mary brings more than a decade of experience in spirits advertising, specializing in retail strategy. She's worked on a variety of brands under the Bacardi, Sazerac and Gallo portfolios – Together they've done their share of market research and believe that Sandinsta is the next spirits brand to take the US by storm.

Hours worked per week: ~10

TERMS

Sandinista Tequila

Overview

PRICE PER SHARE
$6.90

VALUATION
$8.34M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$248.40

OFFERING TYPE
Equity

MAX INVESTMENT
$999,996.30

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
1,449

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
144,927

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Capsaicin Holdings, Inc.**
Corporate Address :	**1111 Brickell Ave, Suite 2000, Miami, FL 33131**
Offering Minimum :	**$9,998.10**
Offering Maximum :	**$999,996.30**
Minimum Investment Amount (per investor) :	**$248.40**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**

Minimum Number of Shares Offered :	**1,449**
Maximum Number of Shares Offered :	**144,927**
Price per Share :	**$6.90**
Pre-Money Valuation :	**$8,337,187.20**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

First Week - Friends & Family 30% Bonus Shares.

Next 2 days - Friends & Family 20% Bonus Shares.

Next 4 days - Early Bird 10% Bonus Shares.

Next 2 days - Early Bird 5% Bonus Shares

Amount-Based Perks

$500+

Set of Sandinista branded bandana and stickers (Unique to Investors)

$1,000+

Sandinista T-Shirt with logo design, Sandinista embroidered hat.

$5,000+

2 Sandinista engraved sipping glasses.

$10,000+

5% bonus shares.

$20,000+

7% bonus shares + 1 dedicated Tasting Event with the Owner and Sandinista team with fellow $20K+ investors at one of our partner lounges. Plus 1 guest allowed.

$75,000+

10% bonus shares + cocktail-making class with one of our mixologists/bartenders. Flights & hotel are included and will be booked by the Sandinista team.

$100,000+

15% bonus shares + Trip to Mexico with fellow $100K investors and Sandinista owner team to meet with our Master Distiller. Flights & hotel are included and will be booked by the Sandinista team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***All levels include non-bonus share perks from lower levels.*

The 10% StartEngine Owners' Bonus

Sandinista, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.90/ share, you will receive and own 110 shares of Common Stock for $690.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video:

Legend has it, in the early 90's, a bartender in St. Louis, Missouri named Doug Morgan concocted what everyone in the area considered THE bartender's shot.

A combination of tequila reposado, sriracha hot sauce, lime, and an imaginative spice blend created what would become known among St. Louis Bartenders as "The Sandinista".

I am David Larson, founder of Sandinista Tequila. Twenty years ago, I was introduced to a tequila shot that tasted like nothing I had ever experienced. The significance of Sandinista grew to the point that I felt there was no choice but to create the smoothest, 80 proof, spiced tequila in the market.

Sandinista is delicious not only as a shot. It is one of the most versatile cocktail base spirits around. Its complex flavor profile allows bartenders to create intricate cocktails using basic ingredients.

My name is Teddy Collins, voted Miami's number one bartender, and when I'm behind the bar making you a cocktail I am always searching the next product that I can simplify and modify using classic cocktails.

We are always looking for some sort of spice here in Miami. Wow! I am excited to show you something special. This is a Sriracha and Lime infused Reposado. You can substitute this for rum and use it in a daiquiri or gin in a tom Collins, to spice up your Collins. Or how about a Spicy margarita. You know in Miami, we like it nice and hot.

Our product branding is driven by the belief that action sports and action sports athletes are the catalyst behind the meteoric growth of many drink brands including Red Bull, Rockstar, and Monster Energy. Sandinista is the first liquor/spirit to unite the tribes of action sports, live music and street art.

We created a program that exchanges equity in our company for endorsement partnerships with many of world's top professional snowboarders, musicians, and artists. The accomplishments of our riders include multiple X Games medalists, US Open Championships, and the coveted Transworld Snowboarding Rider of the Year award. Our Riders have an ownership interest in the company and promote Sandinista with the goal of growing the brand.

Our 100% blue weber agave tequila is certified Kosher and naturally flavored. Our agave is farmed deep in the highlands of Jalisco, Mexico. After maturing for seven years, the agave hearts are brought to our solar powered distillery to be crafted. The tequila is aged for four months in virgin French oak casks. We then take our premium organic tequila and combine it with all-natural flavors of sriracha, lime and our secret spice blend.

Our distillery is the oldest in Guadalajara and makers of some of the finest tequilas in the world. Our production process from the distillery to the agave fields is completely organic, completely

sustainable. Our agave is harvested the old-fashioned way by jimadors and mules. We compost all of the leftover agave to produce our own organic soil.

We see an opportunity to create a new category of highly differentiated tequila. Our company is designed to be scalable and sustainable. Our flavor formula is provided by Archer Daniels Midland, one of the largest flavor companies in the world. Our distributor, RNDC is the second largest liquor/spirit distributor in the United States.

Our brand strives for sustainability in production as well as packaging. Our bottle is designed to fit in the well behind the bar with an easy peel off label that allows bartenders to repurpose the bottle as a container for mixers and simple syrups. Each case of Sandinista Tequila features eight pop out cardboard coasters and our bottle label can be upcycled into a sticker.

Liquor brands are built on premise. Put Sandinista behind bars and on cocktail menus throughout the US. Become our investor and join us on our journey as we share Sandinista® Tequila, the Spirit of Liberation® with the world.

Page Video:

My name is Teddy Collins, voted Miami's number one bartender, and when I'm behind the bar making you a cocktail I am always searching the next product that I can simplify and modify using classic cocktails.

We are always looking for some sort of spice here in Miami. Wow! I am excited to show you something special. This is a Sriracha and Lime infused Reposado. You can substitute this for rum and use it in a daiquiri or gin in a tom Collins, to spice up your Collins. Or how about a Spicy margarita. You know in Miami, we like it nice and hot.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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